Exhibit 99.1

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the annual and special meeting (the "Meeting") of shareholders of Vasogen Inc. (the "Company") will be held at the TSX Conference Centre, 130 King Street West, Toronto, Ontario, on Wednesday, March 22, 2006, at 4:30 p.m. (Toronto time) for the following purposes:

1. to receive the 2005 Annual Report of the Company, containing the audited financial statements of the Company for the financial year ended November 30, 2005, and the auditor's report thereon;

2.    to elect eight directors;

3. to reappoint the auditor and to authorize the directors to fix the auditor's remuneration;

4. to consider and, if deemed advisable, to approve, with or without variation, the resolution, the text of which is set forth in Schedule "A" to the accompanying Management Proxy Circular and incorporated herein by reference, approving the amendment of the 2003 Employee Stock Option Plan of the Company;

5. to consider and, if deemed advisable, to approve, with or without variation, the resolution, the text of which is set forth in Schedule "B" to the accompanying Management Proxy Circular and incorporated herein by reference, approving the amendment of the Director Stock Option Plan of the Company;

6. to consider and, if deemed advisable, to approve, with or without variation, the resolution, the text of which is set forth in Schedule "C" to the accompanying Management Proxy Circular and incorporated herein by reference, approving the amendment of the Shareholder Rights Plan of the Company; and

7. to transact such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Management Proxy Circular that accompanies and forms part of this Notice.

DATED at Toronto, Ontario, February 9, 2006.

                                     BY ORDER OF THE BOARD OF DIRECTORS


                                     Jacqueline H.R. Le Saux
                                     Vice-President, Corporate & Legal Affairs and Secretary

--------------------------------------------------------------------------------

NOTES:

1. A Management Proxy Circular, Proxy, and the 2005 Annual Report accompany this Notice of Meeting. Registered shareholders who are unable to be present at the Meeting are kindly requested to specify on the accompanying form of proxy the manner in which the shares represented thereby are to be voted, and to sign, date, and return same in accordance with the instructions set out in the Proxy and the Management Proxy Circular.

2. As provided in the Canada Business Corporations Act, the directors have fixed a record date of January 23, 2006. Accordingly, shareholders registered on the books of the Company at the close of business on January 23, 2006, are entitled to notice of the Meeting.

3. Persons who are registered as shareholders on the books of the Company at the close of business on January 23, 2006, are entitled to vote at the Meeting.

4. If you are a beneficial shareholder and receive these materials through your broker or another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or intermediary.

MANAGEMENT PROXY CIRCULAR

TABLE OF CONTENTS

SOLICITATION OF PROXIES ...................................................    2

VOTING BY BENEFICIAL SHAREHOLDERS .........................................    3

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES ..............    3

PARTICULARS OF MATTERS TO BE ACTED ON .....................................    3
     1. Election of Directors .............................................    3
     2. Appointment and Remuneration of Auditor ...........................    6
     3. Amendment of 2003 Employee Stock Option Plan ......................    6
     4. Amendment of Director Stock Option Plan - 2003 ....................    7
     5. Amendment of Shareholder Rights Plan ..............................    9

EXECUTIVE COMPENSATION ....................................................   11
     1.  Statement of Executive Compensation ..............................   11
     2.  Share Compensation Arrangements ..................................   12
     3.  Employment Contracts .............................................   14
     4.  Composition of the Compensation, Nominating, and Corporate
         Governance Committee and Report on Executive Compensation ........   14
     5.  Performance Graph ................................................   16
     6.  Compensation of Directors ........................................   16

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS ........   17

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS .........   17

AUDITOR INDEPENDENCE ......................................................   18

AUDIT COMMITTEE INFORMATION ...............................................   18

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS ...............   18

CORPORATE GOVERNANCE ......................................................   19

THE MANDATE OF THE BOARD OF DIRECTORS .....................................   19

SHAREHOLDER PROPOSALS FOR THE 2007 ANNUAL MEETING .........................   20

AVAILABILITY OF DOCUMENTS .................................................   20

GENERAL ...................................................................   21

SCHEDULE "A"
    Approval of Amendment to 2003 Employee Stock Option Plan ..............   22
SCHEDULE "B"
    Approval of Amendment to Director Stock Option Plan - 2003 ............   23
SCHEDULE "C"
    Approval of Amendment to Shareholder Rights Plan ......................   24
SCHEDULE "D"
    Corporate Governance Guidelines .......................................   25

MANAGEMENT PROXY CIRCULAR OF VASOGEN INC.
FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON MARCH 22, 2006

SOLICITATION OF PROXIES

THIS MANAGEMENT PROXY CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF VASOGEN INC. (THE "COMPANY") for use at the annual and special meeting of the shareholders of the Company (the "Meeting") to be held at the TSX Conference Centre, 130 King Street West, Toronto, Ontario M5X 1J2, commencing at 4:30 p.m. (Toronto time) on Wednesday, March 22, 2006, for the purposes set out in the accompanying Notice of Meeting and at any adjournment(s) thereof. Registered shareholders who are unable to be present at the Meeting in person are requested to complete, sign, date, and return the accompanying form of proxy to the Secretary of the Company, c/o CIBC Mellon Trust Company, 200 Queens Quay East, Unit #6, Toronto, Ontario M5A 4K9,
Attention: Proxy Department, in time for use at the Meeting. The addressed envelope that accompanies this Management Proxy Circular may be used for such purpose. It is expected that this solicitation will be primarily by mail; however, officers, directors, and employees of the Company may also solicit proxies by telephone, by facsimile, or in person. The cost of solicitation by Management will be nominal and will be borne by the Company.

The persons named in the accompanying form of proxy are officers and/or directors of the Company and shall represent Management at the Meeting. A shareholder desiring to appoint some other person (who need not be a shareholder of the Company) to represent the shareholder at the Meeting may do so by inserting such person's name in the blank space provided in the form of proxy and delivering the completed form of proxy addressed to either (a) the Secretary of the Company, c/o CIBC Mellon Trust Company, 200 Queens Quay East, Unit #6, Toronto, Ontario M5A 4K9, Attention: Proxy Department, before 5:00 p.m., two business days preceding the day of the Meeting or any adjournment(s) thereof or
(b) the Chairman or the Secretary of the Meeting, at the beginning of the Meeting or any adjournment(s) thereof.

The persons named in the accompanying form of proxy will vote for or against or withhold from voting the shares in respect of which they are appointed proxy holder on any ballot that may be called for in accordance with the instructions of the shareholder executing the proxy. In the absence of such instructions, such shares will be voted (i) for the election of the directors named in this Management Proxy Circular; (ii) for the reappointment of KPMG LLP, Chartered Accountants, as the auditor of the Company and to authorize the directors to fix the auditor's remuneration; (iii) for the resolution set forth in Schedule "A" to this Management Proxy Circular approving the amendment to the 2003 Employee Stock Option Plan (the "2003 Plan"); (iv) for the resolution set forth in Schedule "B" to this Management Proxy Circular approving the amendment to the Director Stock Option Plan - 2003 (the "2003 Director Plan") and (v) for the resolution set forth in Schedule "C" to this Management Proxy Circular approving the amendment to the Shareholder Rights Plan. All resolutions proposed for consideration at the Meeting require a simple majority of votes cast at the Meeting for approval.

The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting, and to other matters that may properly come before the Meeting. At the time of the printing of this Management Proxy Circular, Management knows of no such amendments, variations, or other matters to come before the Meeting other than the matters identified in the accompanying Notice of Meeting. If, however, amendments or other matters properly come before the Meeting, the persons designated in the accompanying form of proxy will vote thereon in accordance with their judgment, pursuant to the discretionary authority confirmed by such proxy with respect to such matters.

A proxy may be revoked by a shareholder by depositing an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing (or, if the shareholder is a corporation, by an officer or attorney thereof, authorized in writing), with either (a) the Secretary of the Company at the registered office of the Company at 2505 Meadowvale Boulevard, Mississauga, L5N 5S2, before 5:00 p.m., on the last business day preceding the day of the Meeting or any adjournment(s) thereof at which the proxy is to be used or (b) the Chairman or the Secretary of the Meeting, up to the beginning of the Meeting or any adjournment(s) thereof. A proxy may also be revoked in any other manner permitted by law.

VOTING BY BENEFICIAL SHAREHOLDERS

The information set forth in this section is important to the shareholders of the Company who do not hold their common shares in their own name.

Shareholders who hold shares through their brokers, intermediaries, trustees, or other nominees (such shareholders being collectively called "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the share register of the Company may be recognized and acted upon at the Meeting. If shares are shown on an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases the name of such Beneficial Shareholder will not appear on the share register of the Company. Such shares will most likely be registered in the name of the broker or an agent of the broker. Such shares can only be voted by brokers, agents, or nominees ("Intermediaries") and can only be voted by them in accordance with instructions received from Beneficial Shareholders. As a result, Beneficial Shareholders should carefully review the voting instructions provided by their broker, agent, or nominee with this Management Proxy Circular and ensure that they communicate how they would like their shares voted in accordance with those instructions.

Most brokers delegate responsibility for obtaining voting instructions from clients to a service company (a "Service Company"). The Service Company typically supplies voting instruction forms, mails those forms to Beneficial Shareholders, and asks those Beneficial Shareholders to return the forms to the Service Company or to follow the alternative voting procedures detailed on the voting instruction form. The Service Company then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares at the Meeting. A Beneficial Shareholder receiving a voting instruction form from the Service Company cannot use that form to vote shares directly at the Meeting. Instead, the Beneficial Shareholder must return the voting instruction form to the Service Company or follow the alternative voting procedures, as mentioned above, well in advance of the Meeting in order to ensure that such shares are voted. Alternatively, a Beneficial Shareholder may be given a proxy that has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number of shares beneficially owned by the Beneficial Shareholder but which is not otherwise completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Beneficial Shareholder when submitting the proxy. In this case, the Beneficial Shareholder who wishes to vote by proxy should otherwise properly complete the form of proxy and deliver it as specified above under "Solicitation of Proxies".

In either case, the purpose of these procedures is to permit Beneficial Shareholders to direct the voting of the common shares of the Company, which they beneficially own. A Beneficial Shareholder who wishes to attend and vote at the Meeting in person (or to have another person attend and vote on behalf of the Beneficial Shareholder) should print the Beneficial Shareholder's (or such other person's) name in the blank space provided for that purpose in the first paragraph of the proxy form or, in the case of a voting instruction form, follow the corresponding instructions on that form. In either case, Beneficial Shareholders should carefully follow the instructions of their Intermediary and its service company, as applicable.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at January 23, 2006, there were issued and outstanding 82,373,743 common shares without nominal or par value, each carrying the right to one vote per share. To the knowledge of the directors and officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the issued and outstanding common shares of the Company. Each holder of issued and outstanding common shares of record at the time of the close of business on January 23, 2006 (the "record date") will be given notice of the Meeting and will be entitled to vote at the Meeting, in person or by proxy, the number of shares held by such holder on the record date.

PARTICULARS OF MATTERS TO BE ACTED ON

1.    Election of Directors

The Articles of the Company provide that the Board of Directors of the Company shall consist of a minimum of three and a maximum of eleven directors. The Board of Directors has fixed at eight the number of directors to be elected at the Meeting. Unless authority to vote is withheld, the persons named in the accompanying form of proxy intend to vote for the election of the eight nominees whose names are set forth below.

All of the nominees are now members of the Board of Directors of the Company and have been since the dates indicated. Management does not contemplate that any of the nominees will be unable to serve as directors, but if that should occur for any reason prior to the Meeting, the persons named in the accompanying form of proxy reserve the right to vote for another nominee at their discretion, unless the shareholder has specified in the form of proxy that such shareholder's shares are to be withheld from voting on the election of directors. Mr. Andre Berard and Dr. Surya Mohapatra, currently directors of the Company, have advised us that they are retiring from the Board of Directors effective upon the election of the directors of the Company at this Meeting. In addition, following the Meeting, Mr. Terrance Gregg will assume the position of Chairman of the Company and Mr. William Grant will continue as a director.

The following table and the notes thereto state the names of all persons proposed to be nominated for election as directors, their place of residence, and all other positions and offices with the Company now held by them, their principal occupations or employments and abbreviated biographies, other public company boards on which they serve, their periods of service as directors of the Company, the approximate number of shares of the Company beneficially owned or over which control or direction is exercised by each of them as at January 31, 2006, and their attendance record at Vasogen Board of Directors' meetings during the fiscal year 2005. Each director will hold office until the next annual meeting of shareholders or until his successor is duly elected, unless prior thereto the director resigns or the director's office becomes vacant by reason of death or other cause.


------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                  Director Since
                                                                                                                  ------------------
                                                                                                                  Common shares
                                                                                                                  owned, controlled,
                                                                                                                  or directed(1)
                                                                                                                  ------------------
Name and Position                                                               Other Public                      Vasogen Board
with the                Principal Occupation and Biography                      Company Boards                    Meeting
Company(2),(3)(4)                                                                                                 Attendance (5)
------------------------------------------------------------------------------------------------------------------------------------
William R. Grant(2)     Mr. Grant is Vice Chairman and Co-founder of            Advanced Medical Optics, Inc.     November 1998
Director and            Galen Associates in New York. He has more than          Massey Energy Company             Chairman since:
Chairman of the         40 years of experience in the investment banking        Quest Diagnostics Incorporated    March 2001
Board                   and healthcare fields. Mr. Grant formerly served
New York, New York      as President and Vice Chairman of Smith Barney,                                           ------------------
                        President and Chairman of MacKay-Shields
                        Financial Corporation, and Director and Vice                                              1,050,000(6)
                        Chairman of SmithKline Beecham (now
                        GlaxoSmithKline).                                                                         ------------------

                                                                                                                  3 of 3

------------------------------------------------------------------------------------------------------------------------------------
Terrance H. Gregg(3)    Mr. Gregg serves as an advisor to the healthcare        Amylin Pharmaceuticals, Inc.      September 1999
Director and            industry. In 2002 he retired as President of            DexCom Inc.
Vice Chairman of the    Medtronic MiniMed, a world leader in diabetes           LMS Medical Systems Limited       ------------------
Board                   management systems. He became President and             Patton Medical Devices, LLC.
Los Angeles,            Chief Operating Officer of MiniMed, Inc. in 1996                                          83,000
California              and was instrumental in Medtronic's US$3.4
                        billion acquisition of MiniMed in 2001. He also                                           ------------------
                        served in executive positions with Smith &
                        Nephew and Allergan Inc.                                                                  3 of 3

------------------------------------------------------------------------------------------------------------------------------------
Ronald M.               Dr. Cresswell, former Senior Vice President and         None                              January 10, 2006
Cresswell(2)            Chief Scientific Officer of Warner-Lambert, has
Director                over 30 years of research and commercial                                                  ------------------
Ann Arbor, Michigan     development experience in cardiovascular and
                        other important therapeutic areas. He began his                                           150,000
                        tenure with Warner-Lambert in 1988 as the
                        President of Research and Development of the Not                                          ------------------
                        applicable Parke-Davis Pharmaceutical Research
                        Division. His vision and leadership in the                                                Not applicable
                        development of Lipitor(R) was instrumental in the
                        product's ultimate success.
------------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                Director Since
                                                                                                                ------------------
                                                                                                                Common shares
                                                                                                                owned,
                                                                                                                controlled, or
Name and                                                                     Other Public                       directed(1)
Position with the       Principal Occupation and Biography                   Company Boards                     ------------------
Company(2),(3)(4)                                                                                               Vasogen Board
                                                                                                                Meeting
                                                                                                                Attendance (5)
----------------------------------------------------------------------------------------------------------------------------------
David G. Elsley         Mr. Elsley is President and CEO of Vasogen.          N/A                                January 1991
Director, President,    Over the past fifteen years, he has been
and Chief Executive     responsible for the scientific, clinical, and                                           ------------------
Officer                 commercial development of Vasogen's
Oakville, Ontario       Celacade(TM) technology. Mr. Elsley holds a                                             184,958
                        Master of Business Administration from the
                        Richard Ivey School of Business, University of                                          ------------------
                        Western Ontario.
                                                                                                                3 of 3

----------------------------------------------------------------------------------------------------------------------------------
Benoit La Salle(2)(7)   Mr. La Salle is Chairman and CEO of                  ART Research Technologies          January 1997
Director                SEMAFO Inc. and a chartered accountant with          Contact Image Inc.
Montreal, Quebec        extensive experience in international taxation.      LMS Medical Systems Limited        ------------------
                        Mr. La Salle is a member of the Quebec Order         Pebercan Inc.
                        of Chartered Accountants, the Canadian               SEMAFO Inc.                        56,150
                        Institute of Chartered Accountants, and the          2020 Technologies
                        Order of Chartered Administrators of Quebec.                                            ------------------
                        He founded Grou La Salle & Associes,
                        Chartered Accountants, in 1980.                                                         3 of 3

----------------------------------------------------------------------------------------------------------------------------------
Eldon R. Smith          Dr. Smith is Professor Emeritus at the               Canadian Natural Resources         July 1998
Director and            University of Calgary, where he served as the        Limited
Vice-President,         Dean of the Faculty of Medicine subsequent to        Overlord Financial Inc.            ------------------
Scientific Affairs      being Head of the Department of Medicine and         Pheromone Sciences Corp.
Calgary, Alberta        the Division of Cardiology. Dr. Smith is past-                                          71,318
                        President of the Canadian Cardiovascular
                        Society and served as Chairman of the                                                   ------------------
                        Scientific Review Committee of the Heart and
                        Stroke Foundation of Canada. Dr. Smith was                                              3 of 3
                        appointed as an Officer of the Order of Canada
                        in November 2005.

----------------------------------------------------------------------------------------------------------------------------------
Calvin R. Stiller(3)    Dr. Stiller is Professor of Medicine, and a          NPS Pharmaceuticals, Inc.          January 10, 2006
Director                Professor in the Microbiology and                    Spectral Diagnostics Inc.
London, Ontario         Immunology Department at the University of           Residence Retirement REIT          ------------------
                        Western Ontario. He is the co-founder of four        CPL Trust, NeuroMedix Inc.
                        healthcare funds including the Canadian                                                 Nil
                        Medical Discoveries Fund, where he served as
                        Chairman and CEO. Dr. Stiller was principal                                             ------------------
                        investigator of the Canadian multi-center study
                        that established the importance of cyclosporine and                                     Not applicable
                        led to its worldwide use as first-line therapy for
                        transplant rejection.


----------------------------------------------------------------------------------------------------------------------------------
John C. Villforth(3)    Rear Admiral Villforth is past-President and         EduNeering Inc.
Director                Executive Director of the Food and Drug Law                                             March 2001
Derwood, Maryland       Institute and the former Director of the FDA
                        Center for Devices and Radiological Health.                                             ------------------
                        He has almost three decades of experience as a
                        commissioned officer in the U.S. Public                                                 10,000
                        Health Service in the Department of Health
                        and Human Services. Mr. Villforth retired                                               ------------------
                        from the public service sector with the rank of                                         3 of 3
                        Assistant Surgeon General (Rear Admiral).

----------------------------------------------------------------------------------------------------------------------------------

Notes:

1. The information as to shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Company, has been furnished by each director individually as at January 31, 2005.

2.    Member of the Audit Committee of the Board of Directors.

3. Member of the Compensation, Nominating, and Corporate Governance Committee of the Board of Directors.

4. The Company does not have an executive committee of the Board of Directors.

5. In addition to Board meetings, the Board holds regular telephone conferences with Management to review operations. Committee meetings were held on an as-needed basis throughout the year with generally full attendance.

6. Mr. Grant directly owns 197,900 common shares of the Company. Mr. Grant exercises direction and control over a further 9,700 shares of the Company owned by Annetta Grant Children's Fund. Mr. Grant exercises direction and control over a further 842,400 shares of the Company indirectly owned by RB Investors, L.P. A further 1,461,000 shares of the Company, over which Mr. Grant does not exercise direction or control, are owned by Galen Associates.

7. On December 9, 2002, BridgePoint International Inc., a company of which Mr. Benoit La Salle was a director and chairman, announced in a press release that cease trade orders had been issued with respect to its shares by the securities regulatory authorities in each of Quebec, Ontario, Manitoba, Alberta, and British Columbia as a consequence of its default in filing its audited financial statements for the year ended June 30, 2002 within the prescribed time period. On or before April 1, 2003, all cease trade orders were revoked by the above-mentioned regulatory authorities.

2.    Appointment and Remuneration of Auditor

Unless authority to vote is withheld, the persons named in the accompanying form of proxy intend to vote for the reappointment of KPMG LLP, Chartered Accountants, as the auditor of the Company, to hold office until the next annual meeting of the shareholders and to authorize the directors to fix the auditor's remuneration. KPMG LLP, Chartered Accountants, has been the auditor of the Company since 1994.

3.    Amendment of the 2003 Employee Stock Option Plan

The meeting has been called in part to consider, and, if thought fit, to approve an amendment to the 2003 Employee Stock Option Plan (the "2003 Plan") to increase by 3,000,000 the number of share options available for issuance under the terms of the 2003 Plan. The Board of Directors has approved the amendment of the 2003 Plan.

The objectives of the Company's compensation policies and programs are to motivate and reward officers, other employees, and consultants upon the achievement of significant corporate and functional objectives, to recruit and retain employees of a high caliber by offering compensation that is competitive with that offered for comparable positions in other biotechnology companies across Canada and the United States, and to align employee interests with the long-term interests of shareholders and the intermediate and long-term objectives of the Company. The 2003 Plan is an integral part of achieving these objectives as it provides officers, employees, and consultants of the Company and its subsidiaries, with the opportunity to participate in the growth and development of the Company.

Over the last three fiscal years, our number of employees has nearly tripled from 61 full-time employees on November 30, 2002, to 172 full-time employees on November 30, 2005. Our number of employees has increased to support our expanding clinical programs, and for corporate, marketing, regulatory, and business development activities associated with planning for the commercialization of our products.

The 2003 Plan was approved by the Board of Directors on March 15, 2003. It was approved by the shareholders of the Company at the Annual and Special Meeting of Shareholders held on May 7, 2003. Two million common shares were initially reserved for issuance under the 2003 Plan. Upon approval by the shareholders in 2003, the 2003 Plan replaced the Company's previous stock option plan (the "Previous Plan"), and no new options have been granted under the Previous Plan since May 2003. At the March 2005 Annual and Special Meeting of Shareholders, the number of options authorized for issuance under the 2003 Plan was increased by 3,000,000 from 2,000,000 to 5,000,000.

As of January 31, 2006, the Company currently has options authorized under the 2003 Plan and the Previous Plan to purchase a maximum of 6,397,492 shares, representing less than 7.7% of the shares issued and outstanding. Based on a December 2005 survey conducted by the Company, this percentage represents approximately one-third of the average 23.7% that options authorized for issuance represent as a percentage of shares issued and outstanding for comparable biotechnology companies in the United States. In addition, based on the December 2005 survey conducted by the Company, this percentage is approximately three quarters of the average 11% that options authorized for issuance represent as a percentage of shares issued and outstanding for comparable biotechnology companies in Canada. Of the 6,397,492 share options authorized for issuance under the 2003 Plan and the Previous Plan, a total of 5,677,420 have been issued, representing 6.8% of the shares issued and outstanding as of January 31, 2006.

In order to meet the objectives of the Company's compensation programs aimed at maintaining our ability to recruit and retain high caliber employees as the Company grows, we are proposing to amend the 2003 Plan to increase the number of options authorized for issuance by 3,000,000 shares. If the amendment is approved by the shareholders, the number of options authorized under the 2003 Plan will increase by 3,000,000, from 5,000,000 to a total of 8,000,000 shares authorized for issuance under the 2003 Plan. As a result of such amendment, the total number of options authorized under the 2003 Plan and the Previous Plan would rise to 9,397,492, representing 11.3% of the number of shares issued and outstanding as of January 31, 2006, still well under the average percentage that options authorized for issuance as a percentage of shares issued and outstanding represent at comparable companies in the United States and similar to comparable companies in Canada surveyed in December 2005 as described above. For clarity, should the proposed amendment be approved by the shareholders, the new 3,000,000 options that may be granted under the 2003 Plan would not be granted immediately. It is anticipated that they would be granted over the next several years.

Individuals who are eligible to participate in the 2003 Plan are employees, officers, consultants, and members of the Scientific Advisory Board ("SAB") of the Company. Directors who are also officers or employees of the Company are eligible participants. Eligible employee and officer participants have the opportunity to be granted options on an annual basis, through the achievement of both key corporate and individual objectives.

4.    Amendment of Director Stock Option Plan - 2003

The Meeting has been called in part to consider, and if thought fit, to approve an amendment to the Company's Director Stock Option Plan - 2003 (the "2003 Director Plan") (i) to increase by 250,000 the number of share options available for issuance under the terms of the 2003 Directors Plan and (ii) to increase the number of shares that may be issued under any option to directors other than the Chairman, from 10,000 to 15,000 as described below. The Board of Directors has approved the amendments of the 2003 Director Plan. The 2003 Director Plan was approved by shareholders of the Company at the Annual and Special Meeting of Shareholders held on May 7, 2003.

The 2003 Director Plan provides directors with an opportunity to participate in the growth and development of the Company by encouraging directors to purchase and continue to hold shares of the Company. As described below, the 2003 Director Plan strictly limits the Board's discretion with respect to the number of options to be granted under such plan, the frequency of option grants, and the timing thereof. Future option grants to directors will also be dependent upon continued share ownership.

Eligibility under the 2003 Director Plan is limited to directors of the Company who are not, other than the Chairman, also executive officers of the Company. Options will be granted once yearly. The maximum number of common shares issuable pursuant to any single grant of options under the 2003 Director Plan is, for the Chairman, equal to the lesser of (i) 25,000 common shares and (ii) the number of common shares of the Company owned at the date of the option grant by the Chairman or by a company in which the Chairman holds an executive position. For all other directors, the amendment, subject to shareholder approval, provides that the maximum number of common shares purchasable pursuant to any single grant of options under the 2003 Director Plan shall be equal to the lesser of (i) 15,000 (increased from 10,000) common shares and (ii) the number of common shares owned at the date of the option grant by the eligible director or by a company in which the director holds an executive position. If an option holder ceases to be a director of the Company, then such director's options will expire within one year thereafter.

Directors currently hold options to purchase 117,000 shares under a Previous Plan replaced by the 2003 Director Plan in May 2003 and these options will continue to be exercisable in accordance with their respective terms. As of January 31, 2006, the Company currently has options authorized under the 2003 Director Plan and the Previous Plan to purchase a maximum of 367,000 shares, representing less than 1% of the shares issued and outstanding. Of the 367,000 share options authorized for issuance to directors under the 2003 Director Plan and the Previous Plan, a total of 267,000 have been issued, representing less than 1% of the shares issued and outstanding as of January 31, 2006.

The Company proposes to increase the number of shares reserved for issuance under the 2003 Director Plan from a maximum of 250,000 common shares to a maximum of 500,000 common shares. The proposed reservation of shares under the 2003 Director Plan represents less than 1% of the number of common shares currently issued and outstanding. As at January 31, 2006, 150,000 options to purchase common shares have been granted under the 2003 Director Plan.

Information Applicable to Both the 2003 Plan and the 2003 Director Plan (the "Plans")

An option may not be granted to an "insider" (as such is defined by the rules of the Toronto Stock Exchange) of the Company if such option, together with any other options previously granted by the Company (collectively, "Share Compensation Arrangements") could result in (i) the number of common shares reserved for issuance to insiders collectively exceeding 10% of the number of common shares then issued and outstanding, less the number of common shares issued pursuant to Share Compensation Arrangements within the previous 12 months (the "Outstanding Issue"); (ii) the issuance to insiders, collectively, within the 12 months immediately preceding or 12 months immediately following the date of grant of such option, of a number of common shares exceeding 10% of the Outstanding Issue; or (iii) the issuance to any one insider and such insider's associates, within the 12 months immediately preceding or 12 months immediately following the date of grant of such option, of a number of common shares exceeding 5% of the Outstanding Issue.

The number of common shares reserved for issuance under the Plans at any time to any one person shall not exceed 5% of the number of common shares then issued and outstanding.

The Board of Directors is responsible for granting of options under the Plans, and does so upon the recommendation of the Compensation, Nominating, and Corporate Governance Committee of the Board of Directors. Under the terms of the Plans, the exercise price for the options is fixed by the Board of Directors. For shares listed on the Toronto Stock Exchange, the exercise price of the options shall not be less than the closing sale price of the shares on the Toronto Stock Exchange on the last trading day prior to the grant of the option. If there is no closing price for the shares of the Company on the last trading day prior to the grant of the option, then the exercise price shall not be less than the simple average of the closing bid and ask prices on the Toronto Stock Exchange on the last trading day prior to the grant of the option. The vesting terms of the options are determined by the Board of Directors. The period for exercising an option shall not exceed ten years beyond the date of grant of the option.

In the event that a participant ceases to be an officer, employee, or consultant of the Company by reason of resignation or by reason of discharge for cause, then the options shall terminate and cease to be exercisable on the earliest to occur of (a) the effective date upon which the person ceased to be an officer, employee, or consultant and (b) the date that notice of dismissal is provided to the person. In the event that a participant ceases to be an officer or an employee of the Company on his or her normal retirement date or as a result of termination without cause, then the participant shall be entitled to exercise the options for 180 days following cessation of employment, but the 180-day period does not otherwise extend the date of expiry provided in the original grant of the options. In the event that a participant who is a member of the SAB ceases to be a member of the SAB for any reason, then the participant shall be entitled to exercise the options for a period of one year, but the one-year period does not otherwise extend the date of expiry provided in the original grant of the options. In the event that a director ceases to be a director for any reason, then the optionee shall be entitled to exercise the options for a period of one year, but the one-year period does not otherwise extend the date of expiry provided in the original grant of the options. The options granted under the Plans are not assignable, except in certain circumstances relating to the death or disability of an eligible optionee.

Subject to the articles and by laws of the Company and the laws and regulations that apply to us, the Board of Directors may amend, modify, or discontinue the Plans at any time without notice, provided that such amendment, modification, or termination may not, without the consent of a participant, impair the participant's rights under any previously granted options.

The Plans include provisions typical of these types of plans for adjustments to be made to the type, number and/or price of securities subject to option upon the occurrence of certain events, such as the subdivision, consolidation, reclassification, conversion, or substitution of the Company's common shares; payment of a stock dividend; or the amalgamation of the Company.

A copy of the Plans and/or the Previous Plan is available upon request in writing to the Corporate Secretary of Vasogen Inc., 2505 Meadowvale Boulevard, Mississauga, Ontario L5N 5S2 Canada.

The rules of the Toronto Stock Exchange require that the amendment to the Plans be approved by a majority of the votes cast at the Meeting. Unless a choice is otherwise specified, it is intended that the common shares represented by the proxies hereby solicited will be voted in favour of the resolutions set out in Schedules "A" and "B" hereto approving the amendments to the Plans.

The Toronto Stock Exchange has approved the amendments to the Plans, subject to shareholder approval being obtained.

5.    Amendment of Shareholder Rights Plan

The Meeting has also been called to consider, and if thought advisable, to approve an amendment to the Company's shareholder rights plan (the "Rights Plan") to extend the term of the Rights Plan until the date of the Company's annual meeting of shareholders to be held in 2009, at which time the share purchase rights ("Rights") issued under the Rights Plan will expire, unless they are terminated, redeemed, or exchanged earlier by the Board of Directors.

The Rights Plan was first adopted by the Company on November 22, 2000, and confirmed by shareholders on May 2, 2001. On May 7, 2003, the shareholders of the Company approved amendments to the Rights Plan to extend its term until the date of the annual meeting of shareholders in 2006, to be held on March 22, 2006, and to extend the minimum period that a Competing Permitted Bid (as defined in the Rights Plan) must be open for acceptance from 21 days to 35 days. The proposed amendment to the Rights Plan to extend its term to 2009 was approved by the Board of Directors on February 8, 2006, subject to shareholder approval being obtained. The Rights Plan and the amendments thereto were not adopted by the Board in response to, or in anticipation of, any offer or takeover bid. The Toronto Stock Exchange has approved the proposed amendment to the Rights Plan subject to shareholder approval being obtained.

The text of the resolution to approve the amendment to the Rights Plan is set forth in Schedule "C" hereto. The resolution requires the approval of a majority of the votes cast in respect thereof by Independent Shareholders (as defined in the Rights Plan). "Independent Shareholders" is generally defined to mean all holders of common shares of the Company other than any Acquiring Person or Offeror (each as defined in the Rights Plan), their respective affiliates, associates, and persons acting jointly or in concert with such Acquiring Person or Offeror, as well as certain employee benefit plans. To the knowledge of management, as of the date hereof, all of the Company's shareholders qualify as Independent Shareholders. If the resolution is not approved by shareholders at the Meeting, the Rights Plan and the Rights issued thereunder will terminate at the close of the Meeting.

The Board of Directors recommends that shareholders vote in favour of the resolution to amend the Rights Plan.

Purpose of the Rights Plan

The Rights Plan is designed to give the Company's shareholders sufficient time to properly assess a take-over bid without undue pressure and to give the Company's Board of Directors time to consider alternatives to allow the Company's shareholders to receive full and fair value for their common shares. Additionally, the Rights Plan is designed to provide shareholders of the Company with equal treatment in a take-over bid. The desire to ensure that the Company is able to address unsolicited take-over bids for its common shares during the term of the Rights Plan stems from a concern that Canadian take-over bid rules for companies that are subject to unsolicited take-over bids provide too short a response time to ensure that shareholders are offered full and fair value for their shares.

In recent years, shareholder rights plans have been adopted by many Canadian companies, and the terms of such plans have evolved to reflect changes in investor attitudes, standards of corporate governance, requirements of securities regulatory authorities, and the views of third-party commentators. The Rights Plan reflects this evolution.

Summary of the Rights Plan

The following is a summary of the principal terms of the Rights Plan, as amended, which is qualified in its entirety by reference to the text of the Rights Plan, a copy of which is available from the Company upon request.

Term

Subject to the approval of the proposed amendment to the Rights Plan at the meeting, the Rights Plan and the share purchase rights ("Rights") issued thereunder will expire at the close of the Company's annual meeting of shareholders to be held in 2009, unless the Rights are terminated, redeemed, or exchanged earlier by the Board of Directors.

Issue of Rights

Under the Rights Plan, one Right was issued for each common share outstanding as at 5:00 p.m. (Toronto time) on November 22, 2000 (the "Record Time") and for each common share issued subsequent to the Record Time (but prior to the earlier of the Separation Time (as defined below) and the redemption or expiration of the Rights). The Company has entered into a rights plan agreement dated as of November 22, 2000, as amended as of May 7, 2003, which will be further amended by agreement effective March 22, 2006, with CIBC Mellon Trust Company of Canada, as rights agent, which provides for the exercise of the Rights, the issue of certificates evidencing the Rights, and other related matters including those described in this Management Proxy Circular.

Rights Exercise Privilege

The Rights separate from the Company's common shares and become exercisable eight trading days after a person publicly discloses that it has acquired 20% or more of, or commences or announces a take-over bid for, the Company's outstanding Voting Shares (defined to include the common shares and any other shares that the Company may issue that carry voting rights relating to the election of directors), in each case other than pursuant to a Permitted Bid or a Competing Permitted Bid (each as defined below). Where a person becomes a beneficial owner of 20% or more of the Company's common shares and thereby becomes an "Acquiring Person", this is referred to as a "Flip-in Event."

Any rights held by an Acquiring Person become void upon the occurrence of the Flip-in Event. By making any take-over bid other than a Permitted Bid or a Competing Permitted Bid prohibitively expensive for an Acquiring Person, the Rights Plan is designed to require any person interested in acquiring more than 20% of the Company's common shares to do so by way of a Permitted Bid or a Competing Permitted Bid or to make a take-over bid that the Board of Directors considers to represent the full and fair value of the Company's common shares.

Prior to the Rights being triggered, they will have no value and no dilutive effect on the Company's common shares.

Flip-In Event

Upon the occurrence of the Flip-in Event, each Right (except for Rights beneficially owned by the Acquiring Person and certain other persons specified below) shall thereafter constitute the right to purchase from the Company for the Exercise Price upon exercise thereof in accordance with the terms of the Rights Plan, that number of common shares of the Company having an aggregate Market Price (as defined in the Rights Plan) equal to twice the Exercise Price (as defined in the Rights Plan). For example, if one assumes a market price at the time of a Flip-in Event of $10 per share, then a current holder of one Right could purchase 40 shares for $200 (being the exercise price per right), effectively acquiring the shares at half of the current market price.

The Rights Plan provides that Rights that are beneficially owned by (i) an Acquiring Person or any affiliate or associate of an Acquiring Person, or any person acting jointly or in concert with an Acquiring Person, or any affiliate or associate of such Acquiring Person; or (ii) a transferee or other successor in title of Rights of an Acquiring Person (or any affiliate or associate of an Acquiring Person or of any person acting jointly or in concert with an Acquiring Person or any associate or affiliate of an Acquiring Person) who becomes a transferee or successor in title concurrently with or subsequent to the Acquiring Person becoming an Acquiring Person shall become null and void without any further action, and any holder of such Rights (including transferees or successors in title) shall not have any right whatsoever to exercise such Rights under any provision of the Rights Plan.

Acquiring Person

An "Acquiring Person" is a person who Beneficially Owns (as defined in the Rights Plan) twenty percent (20%) or more of the outstanding Voting Shares of the Company. An Acquiring Person does not, however, include the Company or any subsidiary of the Company, or any person who becomes the Beneficial Owner of twenty percent (20%) or more of the outstanding Voting Shares of the Company as a result of Permitted Bids, Competing Permitted Bids, and certain other exempt transactions.

Permitted Bids and Competing Permitted Bids

A "Permitted Bid" is a take-over bid made by a take-over bid circular in compliance with the following additional provisions:

      (1)   the bid must be made to all holders of record of common shares;

      (2) the bid must be open for a minimum of 60 days following the date of the bid, and no shares may be taken up prior to such time;

      (3) take-up and payment for shares may not occur unless the bid is accepted by persons holding more than fifty percent (50%) of the outstanding common shares exclusive of shares held by the person responsible for triggering the Flip-in Event or any person who has announced an intention to make, or who has made, a take-over bid for the shares of the Company and the respective affiliates and associates of such persons and persons acting jointly or in concert with such persons;

      (4) shares may be deposited into or withdrawn from the bid at any time prior to the take-up date; and

      (5) if the bid is accepted by the requisite percentage specified in (3) above, the bidder must extend the bid for a period of 10 business days to allow other shareholders to tender into the bid, should they so wish, and must make a public announcement to such effect.

A "Competing Permitted Bid" is a take-over bid that satisfies all of the criteria of a Permitted Bid except that it is made after a Permitted Bid has been made, the minimum deposit period and the time period for the take-up of and payment for shares tendered under a Competing Bid is not 60 days, but is instead the greater of 35 days (the minimum permitted by law) and the 60th day after the date on which the Permitted Bid then in existence was made.

Neither a Permitted Bid nor a Competing Permitted Bid need be approved by the Board of Directors and may be taken directly to the shareholders of the Company. Acquisitions of common shares made pursuant to a Permitted Bid or a Competing Permitted Bid do not give rise to a Flip-in Event.

Certificates and Transferability

Prior to separation, the Rights will be evidenced by a legend imprinted on the common share certificates of the Company and will not be transferable separately from the common shares. Common share certificates do not need to be exchanged to entitle a shareholder to these Rights. The legend will be on all new certificates issued by the Company. From and after separation, the Rights will be evidenced by Rights certificates and will be transferable separately from the Company's common shares.

Redemption and Waiver

The Board of Directors may, at any time prior to the occurrence of a Flip-in Event and subject to shareholder approval, elect to redeem all but not less than all of the Rights at a redemption price of $0.0001 per Right (the "Redemption Price"), appropriately adjusted in certain events. Rights will be deemed to be automatically redeemed at the Redemption Price where a person who has made a Permitted Bid, a Competing Permitted Bid, or a take-over bid otherwise exempted by the Board of Directors takes up and pays for the Company's shares under the terms of the bid. If the Board of Directors elects or is deemed to have elected to redeem the Rights, the right to exercise the Rights will terminate, and each Right will, after redemption, be null and void, and the only right thereafter of the holders of Rights shall be to receive the Redemption Price. Under the Rights Plan, the Board of Directors has discretion to waive application of the Rights Plan to a take-over bid, subject to an automatic waiver with respect to all other take-over bids make while the waived take-over bid is outstanding. The Board of Directors of the Company may also waive the application of the Rights Plan to a Flip-in Event that occurs through inadvertence, subject to the "inadvertent" Acquiring Person reducing its holding of the Company's shares within an agreed time. Other waivers of the Rights Plan will require shareholder approval.

Amendment

Amendments or supplements to the terms of the Rights Plan (other than for clerical errors or to maintain the Rights Plan's validity as a result of changes in legislation) require prior shareholder approval. Changes arising from changes in applicable legislation will require subsequent shareholder ratification.

EXECUTIVE COMPENSATION

Statement of Executive Compensation

The following table sets forth all compensation for the periods indicated in respect of the individuals who were, as at November 30, 2005, the Chief Executive Officer of the Company, the Chief Financial Officer of the Company, and the three other most highly compensated executive officers of the Company ("Named Executive Officers").

                                                  2005 Summary Compensation Table

-------------------------------------------------------------------------------------------------------------------------
                                           Annual Compensation               Long-Term Compensation
                                     ----------------------------------------------------------------------
                                                                                Awards           Payouts
                                                                      -------------------------------------

                                                                       Securities     Shares
                                                            Other         Under       Or Units
                                                            Annual      Options/     Subject to              All Other
     Name and Principal                                     Compen-      SARs(1)       Resale       LTIP       Compen-
          Position            Year   Salary      Bonus      sation       Granted     Restrictions  Payouts     sation
                                       ($)        ($)       ($)(2)         (#)           ($)         ($)         ($)
-------------------------------------------------------------------------------------------------------------------------
David Elsley                  2005   320,000    151,800                 108,169
(President and Chief          2004   279,375    135,000                  29,902
Executive Officer)            2003   253,750    114,750                 311,114

Christopher Waddick           2005   263,000    115,920    39,000(3)     41,203
(Chief Operating Officer and  2004   229,791    103,275                  19,978
formerly, as at November 30,  2003   192,500     82,800                 205,663
2005, Chief Financial
Officer)

Eldon Smith (4)                2005   226,500     83,352                  29,441
(Vice President, Scientific    2004   226,500     81,993                  11,526
Affairs)                       2003   146,626     53,078                  21,135

Jay Kleiman(5)                 2005   215,000     81,880                     Nil
(Chief Medical Officer)        2004   Nil         Nil                     60,000


Michael Martin (6)             2005   200,000     76,540                  29,895
(Vice President,               2004   195,000     70,200                  20,038
Marketing and Business         2003   186,250     70,980                  56,512
Development)
-------------------------------------------------------------------------------------------------------------------------

Notes:

1.    To date, no stock appreciation rights ("SARs") have been granted.

2. Except as otherwise stated, perquisites and other personal benefits do not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus for the above-named officers.

3. Other annual compensation was provided to Mr. Waddick in connection with a Company required move.

4. Dr. Smith's services are provided by Eldon R. Smith & Associates Ltd., which has been retained as a consultant to the Company.

5. Dr. Kleiman joined the Company in December 2004. All amounts in the table relating to Dr. Kleiman are in U.S. dollars.

6.    All amounts in the table relating to Mr. Martin are in U.S. dollars.

2.    Share Compensation Arrangements

Options/SARs Granted to or Exercised by Named Executive Officers During the Most Recently Completed Financial Year

Details of options granted to the Named Executive Officers during the financial year ended November 30, 2005, are shown in the table set out below. During the financial year ended November 30, 2005, no options were repriced. During the financial year ended November 30, 2005, no stock appreciation rights ("SARs") were granted to Named Executive Officers and, as at November 30, 2005, no SARs were outstanding.

------------------------------------------------------------------------------------------------------------------
                             Securities   % of Total                         Market Value
                               Under       Options/                         of Securities
                              Options/       SARs          Exercise           Underlying
                               SARs       Granted to          or                Options/          Expiration
          Name                Granted      Employees       Base Price     SARs on the Date of         Date
                              (#) (1)    in Financial     ($/Security)            Grant
                                             Year                             ($/Security)

------------------------------------------------------------------------------------------------------------------
David Elsley                  50,000          5%              $5.82               $5.82           June 15, 2010
                              58,169          6%              $5.08               $5.08           March 16, 2010

Christopher Waddick           41,203          4%              $5.08               $5.08           March 16, 2010

Eldon Smith                   29,441          3%              $5.08               $5.08           March 16, 2010

Jay Kleiman                   Nil             N/A             N/A                 N/A             N/A

Michael Martin                29,895          3%              $5.08               $5.08           March 16, 2010

-----------------------------------------------------------------------------------------------------------------

(1) The options granted are exercisable as to one third on each of the first, second, and third anniversaries of the date of the grant.

Details of options exercised by the Named Executive Officers of the Company during the financial year ended November 30, 2005, and the number and value of unexercised options as at November 30, 2005, are shown in the table set out below.

----------------------------------------------------------------------------------------------------------------------------

                           Securities     Aggregate      Unexercised Options/SARs at     Value of Unexercised in-the-Money
                            Acquired        Value                  FY-End                    Options/SARs at FY-End(2)
          Name             on Exercise    Realized                   (#)                                ($)
                               (#)         ($)(1)
                                                           Exercisable/Unexercisable         Exercisable/Unexercisable
                                                                      (#)                               ($)
----------------------------------------------------------------------------------------------------------------------------
David Elsley                 31,680        $4,118              298,971/210,975                       Nil / Nil
----------------------------------------------------------------------------------------------------------------------------

Christopher Waddick          16,980        $6,792              189,162/108,492                       Nil / Nil
----------------------------------------------------------------------------------------------------------------------------

Eldon Smith                    Nil           Nil               107,918/69,170                        Nil / Nil
----------------------------------------------------------------------------------------------------------------------------

Jay Kleiman                    Nil           Nil                20,000/40,000                        Nil / Nil
----------------------------------------------------------------------------------------------------------------------------

Michael Martin                 Nil           Nil               135,394/73,757                        Nil / Nil
----------------------------------------------------------------------------------------------------------------------------

Notes:

1. Aggregate Value Realized is the difference between the market price of the Company's common shares on the date of exercise and the option exercise price, multiplied by the number of shares acquired.

2. The value of an unexercised in-the-money option at financial year-end is the difference between the exercise price of the option and the closing price of common shares on the Toronto Stock Exchange at November 30, 2005 ($2.58), multiplied by the number of shares under option. The options have not been and may never be exercised, and actual gains, if any, upon exercise will depend upon the value of the common shares on the date of exercise. There can be no assurance that these values will be realized.

3.    Employment Contracts

The Company has entered into an employment agreement with David Elsley. Pursuant to this agreement, Mr. Elsley serves the Company as its President and Chief Executive Officer. The following is a summary of the terms of the agreement with Mr. Elsley. The agreement provides for a fixed five-year term, ending on January 31, 2007, and an annual reviewable remuneration, which for the period commencing April 2005 is $330,000. Mr. Elsley is entitled to benefits available to other employees of the Company. The agreement is terminable at the option of the Company; however, if the agreement is terminated other than for cause, Mr. Elsley is entitled to a lump-sum payment equal to two years' cash compensation, and any options then outstanding shall remain in full force and effect until their expiry. The agreement contains standard non-competition and non-solicitation provisions.

The Company has entered into an employment agreement with Christopher Waddick as of December 2004. Pursuant to this agreement, Mr. Waddick serves the Company as its Chief Operating Officer. The agreement provides for an annual reviewable remuneration of $280,000. The agreement is terminable at the option of the Company; however, if the agreement is terminated other than for cause, Mr. Waddick is entitled to a lump-sum payment equal to two years' cash compensation, and any options then outstanding shall remain in full force and effect until their expiry. The agreement contains standard non-competition and non-solicitation provisions.

The Company has entered into a consultancy agreement with Eldon R. Smith & Associates Ltd. of 1901 Varsity Estates Drive N.W., Calgary, Alberta, for the services of Eldon Smith. The insiders of Eldon R. Smith & Associates Ltd. are Eldon Smith, Sheila Smith, Gregory Smith, and Trudi Smith. Pursuant to this agreement, Eldon R. Smith & Associates Ltd. provides the services of Dr. Smith, who serves the Company as its Vice President, Scientific Affairs. The agreement provides for no fixed term, and an annual retainer of $226,500. The agreement is terminable at the option of the Company; however, if the agreement is terminated other than for breach of contract, Eldon R. Smith & Associates is entitled to a lump sum payment equal to one year's retainer. The agreement contains standard non-competition and non-solicitation provisions.

The Company has entered into an employment agreement with Jay Kleiman as of December 2004. Pursuant to this agreement, Dr. Kleiman serves the Company as its Chief Medical Officer. The agreement provides for an annual reviewable remuneration of US$230,000. The agreement is terminable at the option of the Company; however, if the agreement is terminated other than for cause, Dr. Kleiman is entitled to a lump-sum payment equal to six months' salary plus one month for each year of service up to a maximum of 12 months, and any options outstanding vest and their term shall extend 180 days beyond the date of termination. The agreement contains standard non-competition and non-solicitation provisions.

The Company has entered into an employment agreement with Michael Martin as of August 2005. Pursuant to this agreement, Mr. Martin serves the Company as its Vice President, Marketing and Business Development. The agreement provides annual reviewable remuneration of US$215,000. The agreement is terminable at the option of the Company; however, if the agreement is terminated other than for cause, Mr. Martin is entitled to a lump-sum payment equal to six months' salary plus one month for each year of service up to a maximum of 12 months, and any options outstanding vest and their term shall extend 180 days beyond the date of termination. On a change of control of the Company, all of Mr. Martin's options vest immediately. The agreement contains standard non-competition and non-solicitation provisions.

4. Composition of the Compensation, Nominating, and Corporate Governance Committee and Report on Executive Compensation

The Compensation, Nominating, and Corporate Governance Committee of the Board of Directors (the "Committee") is charged with the responsibility of reviewing the Company's compensation policies and practices, compensation of officers (including the Chief Executive Officer), succession planning, and corporate governance practices. As appropriate, recommendations regarding these issues are made to the Board of Directors (the "Board"). The Board did not reject or modify in any material way any of the recommendations of the Committee during the financial year ended November 30, 2005. As of February 8, 2006, the Committee consists of four independent and unrelated directors. During the financial year ended November 30, 2005, the committee consisted of three independent and unrelated directors. The Chief Executive Officer absents himself from Board and Committee meetings during voting and deliberation on the Chief Executive Officer's compensation.

The objectives of the Company's compensation policies and programs for executive officers are to:

      (a) motivate and reward executive officers for the achievement of corporate and functional objectives;

      (b) recruit and retain executive officers of a high caliber by offering compensation that is competitive with that offered for comparable positions in other biotechnology companies; and

      (c) align the interests of the executive officers with the long-term interests of shareholders and the intermediate and long-term objectives of the Company.

The Committee endeavors to position its executive compensation near the mean of the range of compensation levels for comparable companies. The comparative companies have historically been other Canadian biotechnology companies at a similar stage of development. Independent surveys are also used to provide compensation data for comparable knowledge, skills, and expertise. The Company's compensation policies and programs for executive officers currently consist of base salary, annual incentive bonus, long-term incentive compensation in the form of stock options, and other customary employment benefits. The relative emphasis of the three main components of the annual compensation of executives is approximately 50% base salary, 20% annual bonus, and 30% stock options. The Company does not have a pension plan. Total compensation of executive officers of the Company is reviewed on an annual basis.

Base Salary

In determining base salary for each executive officer, the Committee considers the executive's experience and position within the Company. The Committee also utilizes industry compensation surveys provided by independent organizations and data from the comparative group described above. Salaries for executive officers also take into account the recommendations of the Chief Executive Officer or, in the case of the Chief Executive Officer, the recommendation of the Chairman of the Committee.

Annual Bonus

Prior to the beginning of each fiscal year, the Board approves annual corporate objectives, and these, along with personal performance objectives, are reviewed at the end of the year for the purpose of determining annual bonuses. Annual assessments of senior management also evaluate other performance measures, including the promotion of teamwork, leadership, and the development of individuals responsible to the applicable officer. The Chief Executive Officer's annual bonus is weighted 100% on the achievement of corporate objectives, and the annual bonus of the other executive officers is weighted 75% on the achievement of corporate objectives and 25% on the achievement of individual objectives. For 2005, the Company received from the Board an assessment of 92% on the achievement of corporate objectives. The Company's corporate objectives for 2005 primarily focused on the advancement of its clinical development programs, with other performance objectives being related to the development of its product pipeline, its preparation for the commercialization of Celacade, its ability to operate within budget, and certain other corporate priorities. The maximum bonus payable as a percentage of base salary to the CEO and to the other executive officers ranges from 40% to 50%. In order to calculate the bonus payable, the individual's weighted average performance assessment is multiplied by the applicable bonus percentage and by the individual's base salary.

Stock Options

A portion of executive compensation is also directly aligned with growth in share value. In reviewing option grants, the Committee gives consideration to the number and terms of options already held by an individual. Stock options may be awarded to executive officers at the commencement of their employment, annually on meeting corporate and individual objectives, and from time to time by the Committee based on regular assessments of the compensation levels of comparable companies. An executive officer may earn an annual option grant on a basis similar to that described above under "Annual Bonus," with similar weightings applied to the achievement of corporate objectives and individual objectives.

President and Chief Executive Officer's Compensation

The compensation of the Chief Executive Officer is determined in accordance with the considerations described above for the compensation of the executive officers of the Company.

Presented by the Compensation, Nominating, and Corporate Governance Committee during the financial year ended November 30, 2005.

Terrance H. Gregg
Surya N. Mohapatra
John C. Villforth

5.    Performance Graph

The following graph compares the cumulative shareholder return of the common shares of the Company since November 30, 1996,(1) with the cumulative total return of the S&P/TSX Composite Total Return Index and of the NASDAQ Biotechnology Index.(2)

                         Comparative Performance Graph

                              [LINE GRAPH OMITTED]

-----------------------------------------------------------------------------------------------------------------------------
                                       1996     1997    1998     1999     2000     2001     2002     2003     2004     2005
-----------------------------------------------------------------------------------------------------------------------------
Vasogen Inc.                            21       23      18       74       100      96       50       88       69       32
-----------------------------------------------------------------------------------------------------------------------------
S&P/TSX Composite Index                 68       74      72       85       100      84       74       89       102     123
-----------------------------------------------------------------------------------------------------------------------------
NASDAQ Biotechnology Index              28       30      34       65       100      90       53       66       69       75
-----------------------------------------------------------------------------------------------------------------------------

Notes:

1. On July 22, 1999, the common shares of the Company discontinued trading on the Montreal Exchange and commenced trading on the Toronto Stock Exchange. On November 23, 1999, the common shares of the Company commenced trading on the American Stock Exchange. On December 17, 2003, the common shares of the Company discontinued trading on the American Stock Exchange and commenced trading on the NASDAQ National Market.

2. Assumes $100 invested in each of the Company's common shares, the S&P/TSX Composite Total Return Index (formerly the TSE 300 Composite Index) and the NASDAQ Biotechnology Index on November 30, 2000.

6.    Compensation of Directors

During 2005, directors of the Company who were not full-time employees of the Company received an annual retainer of $30,000. In addition, a fee of $1,500 was paid for each Board or Board Committee meeting attended in person, or $1,000 if the Director participated by conference call. The chairpersons of the Audit Committee and of the Compensation, Nominating, and Corporate Governance Committee each received an additional annual retainer in the amount of $10,000 and $7,500, respectively. Directors are also entitled to be reimbursed for their reasonable and documented out-of-pocket expenses incurred on the business of the Company.

The Company implemented a Directors' Deferred Share Unit and Stock Plan (the "DSU Plan") effective January 1, 2004 applicable to the 2004 fiscal year and subsequent years. Under the terms of the DSU Plan, non-employee directors are paid their directors' fees entirely in Deferred Share Units ("DSUs"), in lieu of any cash payment. The number of DSUs credited to an eligible director is determined by dividing the dollar amount of the fees otherwise payable to the director by the market value of the Company's common shares at the time of grant. DSU grants are effective as of the date of the meetings in respect of which fees are payable. A DSU is a bookkeeping entry credited to the account maintained for each eligible director and has the same value as one common share of the Company. A DSU may only be converted into cash and/or shares (as determined by the Company) after a participant ceases to be a director, with each DSU at the time of conversion having a value of one common share or the equivalent market value thereof. Because of the deferred payment feature of the DSU Plan, directors benefit only from long term increases in the value of the Company's shares arising over the term of their directorship thereby promoting a greater alignment of interest between the directors and the shareholders of the Company.

The Company has reserved a maximum of 250,000 common shares for purposes of the DSU Plan. During fiscal 2005, the Company issued a total of 52,015 DSU's to directors in respect of aggregate fees of $270,500. To date, no DSUs have been converted to cash or shares of the Company.

Directors of the Company are also eligible to be granted stock options. During fiscal 2005, non-management directors of the Company, other than the Chairman of the Board, were awarded options to acquire 10,000 common shares each, and the Chairman of the Board was awarded options to acquire 25,000 common shares. During 2005, options to acquire 75,000 common shares were granted to non-management directors.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Information regarding securities authorized for issuance under the Company's equity compensation plans is provided below, as of November 30, 2005.

----------------------------------------------------------------------------------------------------------------------

                             Number of securities        Weighted-average         Number of securities remaining
                             to be issued upon           exercise price of        available for future issuance
                             exercise of outstanding     outstanding options,     under equity compensation plans
                             options, warrants, and      warrants and rights      (excluding all securities reflected
                             rights                                               in column (a))
Plan Category                         (a)                         (b)                             (c)
----------------------------------------------------------------------------------------------------------------------
Equity compensation
plans approved by
security holders
----------------------------------------------------------------------------------------------------------------------
Directors Deferred           78,285                      $2.62(1)                 171,715
Share Unit and Stock
Plan
----------------------------------------------------------------------------------------------------------------------
2003 Employee Stock          2,593,366                   $5.85                    2,406,634
Option Plan(2)
----------------------------------------------------------------------------------------------------------------------
2003 Director Stock          150,000                     $6.33                    100,000
Option Plan(3)
----------------------------------------------------------------------------------------------------------------------
Share Option Plan (4)        1,568,185                   $5.11                    None
----------------------------------------------------------------------------------------------------------------------
Equity compensation          Not applicable              Not applicable           Not applicable
plans not approved by
security holders
----------------------------------------------------------------------------------------------------------------------
TOTAL                        4,389,836                   5.55                     2,678,349
----------------------------------------------------------------------------------------------------------------------

Notes:

(1) Deferred Share Units, when redeemed by a director on termination of service, are valued at the weighted average trading price of the common shares on the Toronto Stock Exchange for the five preceding business days.

(2) This tabulation does not include the 3,000,000 options proposed to be added to the 2003 Plan.

(3) This tabulation does not include 250,000 options proposed to be added to the 2003 Director Stock Option Plan.


(4)   The Share Option Plan (the "Previous Plan") was replaced by the 2003 Plan.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS, AND SENIOR OFFICERS

It is the policy of the Company not to make loans to directors and officers, or any associate of any such director or officer. Since the beginning of the Company's last financial year, no present or former director or officer, or any associate of such director or officer is currently or has been indebted to the Company.

Directors' and Officers' Liability Insurance

The Company maintains liability insurance for its directors and officers acting in their respective capacities. The annual premium payable by the Company in respect of such insurance is US$1,080,000, and the total amount of insurance purchased for the directors and officers as a group is US$25 million, subject to a deductible amount of up to US$250,000 and US$500,000 for securities claims. The policy does not specify that any part of the premium is paid in respect of either the directors or officers as a group. The policy contains standard industry exclusions, and no claims have been made thereunder to date.

AUDITOR INDEPENDENCE

KPMG LLP ("KPMG") is the auditor of the Company and provides tax, financial advisory, and other non-audit services to the Company and its subsidiaries. Our Audit Committee has concluded that the provision of these non-audit services by KPMG is compatible with KPMG maintaining its independence.

The total fees paid or accrued by the Company for audit and other services provided by KPMG during 2005 were:

                     Audit Fees (1)               $383,027
                     Audit-Related Fees           $  1,750
                     Tax Fees (2)                 $120,227
                     All Other Fees               $      0
                                                  --------
                     Total Fees                   $505,004
                                                  ========

(1) Audit fees consist of fees related to the audit of the Company's financial statements, reviews of quarterly interim financial statements and auditor involvement with a financings completed during 2005.

(2) Tax fees consist of fees for tax consultation and tax compliance services for Vasogen Inc. and Vasogen Ireland.

The total fees paid or accrued by the Company for audit and other services provided by KPMG during 2004 were:

                     Audit Fees (1)               $296,000
                     Audit-Related Fees           $      0
                     Tax Fees (2)                 $217,425
                     All Other Fees               $      0
                                                  --------
                     Total Fees                   $513,425
                                                  ========

(1) Audit fees consist of fees related to the audit of the Company's consolidated financial statements, reviews of quarterly interim financial statements and auditor involvement with a financing completed during 2004.

(2) Tax fees consist of fees for tax consultation and tax compliance services for Vasogen Inc. and Vasogen Ireland.

AUDIT COMMITTEE INFORMATION

Reference is made to the Annual Information Form of the Company for the year ended November 30, 2005, for a disclosure of information relating to the Audit Committee required under Form 52-110F1. A copy of this document can be found in February 2006 on SEDAR at www.SEDAR.com or by contacting the Vice-President, Corporate & Legal Affairs of the Company at its executive office at 2505 Meadowvale Blvd, Mississauga, Ontario L5N 5S2, telephone (905) 817-2000.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

There are no material interests, direct or indirect, of directors, officers, or any shareholders who beneficially own, directly or indirectly, more than 10% of the outstanding common shares, or any known associates or affiliates of such persons, in any transaction during the past year or in any proposed transaction that has materially affected or would materially affect the Company.

CORPORATE GOVERNANCE

Guidelines

"Corporate Governance" is the process and structure used to direct and manage the business and affairs of the Company to achieve the shareholders' objectives. The shareholders elect the Directors who in turn are responsible for overseeing all aspects of the operations of the Company, appointing management and ensuring that the business is managed properly taking into account the interests of the shareholders and other stakeholders, such as employees and patients.

The Board, through the Compensation, Nominating, and Corporate Governance Committee, monitors changes with respect to corporate governance practices and regulatory requirements. Under National Policy 58-201, National Instrument 58-101, and Multilateral Instrument 52-110 of the Canadian Securities Administrators, the Company is required to disclose information relating to its corporate governance practices. The Company's disclosure is set out in Schedule D to this Management Proxy Circular and under "Audit Committee Information".

The Mandate of the Board of Directors

The Company's Board of Directors has adopted a formal mandate outlining its responsibilities. The text of the Board's mandate is reproduced below, and can also be found on the Company's web site at www.vasogen.com.

Vasogen's Board of Directors (the "Board") is responsible for the stewardship of the Company and for supervising the management of the business and affairs of the Company. As part of this overall responsibility, the Board handles the following matters:

      o Succession planning, including appointing, developing, and monitoring senior Management and the CEO;

      o Adopting a strategic planning process and approving and reviewing, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the Company;

      o Identifying the principal risks of the Company's business and ensuring the implementation of appropriate systems to manage those risks;

      o     Establishing communication policies for the Company, which should:

                  - address how the Company interacts with analysts, investors, other key stakeholders, and the public;

                  - contain measures with respect to the Company's compliance, its continuous and timely disclosure obligations, and the avoidance of selective disclosure; and

                  -     be reviewed at least annually.

      o Ensuring the integrity of the Company's internal control and management information systems;

      o Ensuring the integrity of the CEO and the other executive officers, and ensuring that there is a culture of integrity throughout the organization;

      o Establishing what business transactions and expenditures require the prior approval of the Board;

      o Establishing specific and effective measures in the Company for receiving shareholder feedback;

      o On an annual basis, communicating to Management the Board's expectations of it;

      o Establishing a committee composed solely of non-Management directors with the responsibility to assess directors on an ongoing basis and propose new Board nominees;

      o Establishing an orientation and education program for all new directors and a continuing education program for all directors;

      o Developing the Company's approach to corporate governance and monitoring compliance with relevant regulatory guidelines;

      o Together with the CEO, developing position descriptions for the Board and the CEO, including the limits to Management's responsibilities;

      o Reviewing and approving the corporate objectives that the CEO is responsible for meeting, and assessing the CEO against these objectives;

      o Establishing procedures to ensure that the Board functions independently of Management;

      o Regularly assessing its own effectiveness and contribution, as well as the effectiveness and contribution of each Board committee and each individual director;

      o Appointing an Audit Committee composed solely of unrelated and independent directors, each of whom is "financially literate" and one of whom has "accounting or related financial experience";

      o Adopting definitions for "financially literate" and "accounting or related financial experience";

      o Reviewing and assessing the adequacy of the charter for the Audit Committee, as well as the charters for other established committees, at least annually;

      o Establishing a system whereby an individual director can engage an external advisor at the expense of the Company in appropriate circumstances, subject to the approval of an appropriate committee of the Board; and

      o     Conducting regular meetings independent of management.

Members of the Board are expected to review available meeting materials in advance, to attend all regularly scheduled Board meetings, and Committee meetings of which they are a member, whenever possible, and to devote the necessary time and attention to effectively carry out their responsibilities as directors.

The Board encourages feedback from security holders of the Company. If you wish to communicate directly with the independent members of the Board, please do so in writing by mailing your correspondence, clearly marked as "Shareholder Correspondence" to William R. Grant, c/o Vasogen Inc., 2505 Meadowvale Boulevard, Mississauga, Ontario, Canada L5N 5S2.

SHAREHOLDER PROPOSALS FOR THE 2007 ANNUAL MEETING

The Company will review shareholder proposals intended to be included in proxy material for the 2007 Annual Meeting of Shareholders that are received by the Company at its offices at 2505 Meadowvale Boulevard, Mississauga, Ontario L5N 5S2, Attention: Corporate Secretary, no later than December 31, 2006.

AVAILABILITY OF DOCUMENTS

Copies of the following documents are available without charge to shareholders upon written request to the Corporate Secretary of the Company at 2505 Meadowvale Boulevard, Mississauga, Ontario L5N 5S2:

(i) the 2005 Annual Report to Shareholders containing the consolidated financial statements for the year ended November 30, 2005, together with the accompanying report of the auditor and management's discussion and analysis for the year ended November 30, 2005;

(ii)  this Management Proxy Circular; and

(iii) the Company's most recent Annual Information Form dated February 2006.

Additional information relating to the Company can be found on SEDAR at www.sedar.com. Financial information related to the Company is provided in the Company's comparative financial statements and management's discussion and analysis for the year ended November 30, 2005.

GENERAL

The information contained herein is given as at January 31, 2006, unless otherwise stated. The Board of Directors of the Company has approved the contents and the sending of this Management Proxy Circular.

DATED at Mississauga, Ontario, the 9th day of February, 2006

BY ORDER OF THE BOARD OF DIRECTORS


Jacqueline H.R. Le Saux (Signed)
Vice-President, Corporate & Legal Affairs and Secretary

SCHEDULE A

APPROVAL OF AMENDMENT TO 2003 EMPLOYEE STOCK OPTION PLAN

RESOLVED THAT the 2003 Employee Stock Option Plan be amended to increase the number of common shares issuable thereunder from 5,000,000 to 8,000,000 common shares, and that the listing and reservation of an additional 3,000,000 common shares for issuance under the 2003 Employee Stock Option Plan be approved and ratified.

SCHEDULE B

APPROVAL OF AMENDMENT TO DIRECTOR STOCK OPTION PLAN - 2003

RESOLVED THAT

      (i) the Director Stock Option Plan - 2003 (the "2003 Director Plan") dated as of May 7, 2003, be amended as follows:

            (a) the aggregate number of shares reserved for issuance under the 2003 Director Plan shall be increased from 250,000 to 500,000; and

            (b) Section 2.4(b) shall be deleted and the following substituted therefore:

                  "(b) for all other directors of the Company, the lesser of:
                  (i) 15,000 shares; and (ii) the number of Shares beneficially owned by the proposed Optionee at the date of the grant."

      (ii) the listing and reservation of an additional 250,000 common shares for issuance under the 2003 Director Plan be approved and ratified.

SCHEDULE C

APPROVAL OF AMENDMENT TO SHAREHOLDER RIGHTS PLAN

RESOLVED THAT the shareholder rights plan agreement dated as of November 22, 2000, and further amended on May 7, 2003, entered into by Vasogen Inc. (the "Company") and CIBC Mellon Trust Company as rights agent, (the "Rights Plan"), be amended as follows:

(i) Clause 1.1(x)(ii) be amended by deleting "2006" and inserting "2009" in replacement thereof; and

(ii) Section 5.16 be amended by deleting the last sentence thereof and inserting the following:

      "The term of the Rights Plan ends on the date of the Company's Annual Meeting of Shareholders to be held in 2009, at which time the Rights expire unless they are terminated, redeemed, or exchanged earlier by the Board of Directors."

SCHEDULE D

CORPORATE GOVERNANCE GUIDELINES

The Company believes that effective corporate governance practices are fundamental to the overall success of a company. Effective June 30, 2005, the Canadian Securities Administrators have adopted National Instrument 58-101 ("NI 58-101") and the associated National Policy 58-201 ("NP 58-201") which require the Company to disclose its corporate governance practices. These new rules replace the 14 corporate governance guidelines of the TSX. In addition, the Company complies with Multilateral Instrument 52-110 on Audit Committees. See details in the accompanying Management Proxy Circular under the heading "Audit Committee Information".


------------------------------------------------------------------------------------------------------------------------------------

CORPORATE GOVERNANCE DISCLOSURE REQUIRMENT (1)               COMPLIANCE      COMMENTS

------------------------------------------------------------------------------------------------------------------------------------

1. (a)     Disclose the identity of Directors who are        Yes             The Compensation, Nominating, and Corporate
           independent.                                                      Governance Committee has reviewed the
                                                                             independence of each Director on the basis of the
                                                                             definition in section 1.4 of MI 52-110, as amended.
                                                                             A director is "independent" if he or she has no
                                                                             direct or indirect material relationship with the
                                                                             Company. A "material relationship" is one that
                                                                             could, in the view of the Board of Directors, be
                                                                             reasonably expected to interfere with the exercise
                                                                             of a Director's independent judgment. The Board
                                                                             has determined, after reviewing the roles and
                                                                             relationships of each of the Directors, that four-
                                                                             fifths (8 out of 10) of the nominees proposed by
                                                                             Management for election to the Board are
                                                                             independent from the Company. The following
                                                                             nominees have been affirmatively determined to be
                                                                             independent by the Board:

                                                                             William R. Grant
                                                                             Andre Berard
                                                                             Ronald M. Cresswell
                                                                             Terrance H. Gregg
                                                                             Benoit La Salle
                                                                             Surya Mohapatra
                                                                             Calvin R. Stiller
                                                                             John C. Villforth

                                                                             This determination was made on the basis that:

                                                                             (a) they (and their immediate family members)
                                                                                 are not and have not been within the last
                                                                                 three years an employee or executive officer
                                                                                 of the Company;

                                                                             (b) they (and their spouse, minor child, or step
                                                                                 child) are not and have not been within the
                                                                                 last three years a partner or employee of the
                                                                                 Company's external auditor firm;

                                                                             (c) they (and their immediate family member)
                                                                                 are not and have not been within the last
                                                                                 three years an executive officer of an entity
                                                                                 of which the Company's executives served
                                                                                 on the Compensation Committee;

------------------------------------------------------------------------------------------------------------------------------------

(1) Reference is made to the items in Form 58-101F

------------------------------------------------------------------------------------------------------------------------------------

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT (1)              COMPLIANCE      COMMENTS

------------------------------------------------------------------------------------------------------------------------------------
                                                                             (d) they (and their immediate family members) did
                                                                                 not receive more than $75,000 in direct
                                                                                 compensation from the Company during any
                                                                                 12-month period during the last three years.

------------------------------------------------------------------------------------------------------------------------------------

(b)        Disclose the identity of Directors who are not    Yes             The Compensation, Nominating, and Corporate
           Independent, and describe the basis for that                      Governance Committee has determined, after
           determination.                                                    reviewing the roles and relationships of each of the
                                                                             Directors, that the following 2 out of 10 members of
                                                                             the Board are not independent from the Company:
                                                                             David Elsley, President & CEO
                                                                             Dr. Eldon Smith, Vice President, Scientific Affairs.

------------------------------------------------------------------------------------------------------------------------------------

(c)        Disclose whether or not a majority of the         Yes             Four-fifths or eight of the ten directors are
           Directors are independent                                         independent from the Company.

------------------------------------------------------------------------------------------------------------------------------------

(d)        If a Director is presently a Director of any      Yes             All Directorships with other public entities for each
           other issuer that is a reporting issuer (or the                   of the nominees are set out in this Management Proxy
           equivalent) in a jurisdiction or a foreign                        Circular in the table under the heading "Election of
           jurisdiction, identify both the other Director                    Directors".
           and the other issuer.

------------------------------------------------------------------------------------------------------------------------------------

(e)        Disclose whether or not the independent           Yes             The independent Directors hold meetings as a matter
           Directors hold regularly scheduled meetings                       of routine after each Board meeting. These meetings
           at which members of management are not in                         are generally chaired by the Chairman. There were
           attendance. If the independent Directors hold                     three meetings of the independent Directors in the
           such meetings, disclose the number of                             financial year ended November 30, 2005. Board
           meetings held during the most recently                            Committees are entirely composed of independent
           completed financial year.If the independent                       Directors and they meet regularly without
           Directors do not hold such meetings, describe                     Management.
           what the Board does to facilitate open and
           candid discussion among its independent
           Directors.

------------------------------------------------------------------------------------------------------------------------------------

(f)        Disclose whether or not the chair of the          Yes             The positions of Chief Executive Officer and
           Board is an independent Director, disclose the                    Chairman of the Board are split and the Chairman of
           identity of the independent chair, and                            the Board is independent. The role and
           describe his or her role and responsibilities.                    responsibilities of the Chairman, Mr. William Grant,
                                                                             include the following:

                                                                             - working to ensure a strong, effective, well-balanced
                                                                               and representative composition of the Board and its
                                                                               committees

                                                                             - ensuring that committees are working effectively

                                                                             - leading the evaluation of the CEO and the review of
                                                                               corporate performance in conjunction with the
                                                                               Chairman of the Compensation, Nominating and
                                                                               Corporate Governance Committee

                                                                             - ensuring the board is receiving timely information
                                                                               of appropriate quality, before, during and after
                                                                               Board meetings.
------------------------------------------------------------------------------------------------------------------------------------

(1) Reference is made to the items in Form 58-101F

------------------------------------------------------------------------------------------------------------------------------------

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT (1)                COMPLIANCE    COMMENTS

------------------------------------------------------------------------------------------------------------------------------------
(g)         Disclose the attendance record of each Director    Yes           The Board held three meetings in the 2005 financial
            for all board meetings held since the beginning                  year. A record of attendance by Director at meetings
            of the most recently completed financial year                    of the Board held during the financial year ended
                                                                             November 30, 2005, is set out in the accompanying
                                                                             Management Proxy Circular under "Election of
                                                                             Directors".

------------------------------------------------------------------------------------------------------------------------------------

2.          Disclose the text of the board's written mandate   Yes           The board has adopted a formal mandate for itself.
                                                                             The mandate of the Board is available on the
                                                                             Company's Web site (www.vasogen.com). A copy may also
                                                                             be obtained upon request to the Vice- President,
                                                                             Corporate & Legal Affairs of the Company at its
                                                                             executive office, 2505 Meadowvale Blvd, Mississauga
                                                                             (Ontario) L5N 5S2, telephone (905) 817- 2000. The
                                                                             written mandate of the Board of Directors provides
                                                                             that the Board is responsible for the stewardship of
                                                                             the Company including the creation of a culture of
                                                                             integrity, the adoption of a strategic planning
                                                                             process that takes into account, among other things,
                                                                             the opportunities and risks of the business: the
                                                                             identification of the principal risks of the business
                                                                             and the implementation of appropriate systems to
                                                                             manage these risks, succession planning, internal
                                                                             control and management information systems and the
                                                                             Company's approach to corporate governance.

------------------------------------------------------------------------------------------------------------------------------------

3.      (a) Disclose whether or not the board has developed    Yes           The Board has developed written position
            written position description for the chair and                   descriptions for the Chairman of the Board, as well as
            the chair of each board committee.                               for the Chairman of the Audit Committee and the
                                                                             Chairman of the Compensation, Nominating, and
                                                                             Corporate Governance Committee. Their duties reflect
                                                                             the responsibilities of the committees whose charters
                                                                             are available on the Company's Web site
                                                                             (www.vasogen.com).

------------------------------------------------------------------------------------------------------------------------------------


        (b) Disclose whether or not the board and CEO have     Yes           The position description of the CEO includes the
            developed a written position description for                     following duties and responsibilities: strategy,
            the CEO                                                          leadership, operations, finance, reporting to the
                                                                             Board, and relations with Shareholders, employees,
                                                                             and the public. Annual objectives are established for
                                                                             the CEO with the Compensation, Nominating, and
                                                                             Corporate Governance Committee.

------------------------------------------------------------------------------------------------------------------------------------

4.      (a) Briefly describe what measures the board
            takes to orient new members regarding

------------------------------------------------------------------------------------------------------------------------------------

            (i) the role of the board, its committees          Yes           The Board has an orientation and education program
                and its Directors, and                                       in place for new Directors which the Board feels is
                                                                             appropriate having regard to the current makeup of
                                                                             the Board. Each Director receives relevant corporate
---------------------------------------------------------------------------- and business information on the Company, the Board of Directors, and its Committees. The Directors
            (ii) the nature and operation of the issuer's      Yes           regularly meet with Management and are given
                 business                                                    periodic presentations on relevant business issues and
                                                                             developments.

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

(1)   Reference is made to the items in Form 58-101F

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CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(i)                  COMPLIANCE   COMMENTS

------------------------------------------------------------------------------------------------------------------------------------
        (b)  Briefly describe what measures, if any, the        Yes          Presentations are made to the Board from time to time
             board takes to provide continuing education                     to educate and keep them informed of changes within
             for its Directors                                               the Company and of regulatory and industry
                                                                             requirements and standards.

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5.      (a)  Disclose whether or not the board has adopted a    Yes          The Company's Board of Directors has adopted a
             written code for its Directors, officers and                    Code of Ethics applicable to employees and a Code of
             employees. If the board has adopted a written                   Conduct applicable to its directors, copies of which
             code:                                                           are available on the Company's Web site
                                                                             (www.vasogen.com). A copy may also be obtained
                                                                             upon request to the Secretary of the Company at its
---------------------------------------------------------------------------- executive office, 2505 Meadowvale Blvd.,
                                                                             Mississauga (Ontario) L5N 5S2.
             (i)   disclose how an interested party may         Yes
                   obtain a copy of the written code;

----------------------------------------------------------------------------
                                                                             The Compensation, Nominating, and Corporate
             (ii)  describe how the board monitors compliance   Yes          Governance Committee regularly monitors
                   with its code; and                                        compliance with the Codes and also ensures that
                                                                             Management encourages and promotes a culture of
                                                                             ethical business conduct.

                                                                             The Company has developed and the Board has
                                                                             approved various corporate policies, including the
                                                                             Disclosure Policy and the Whistleblower Policy.

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             (iii) provide a cross-reference to any material    Yes          The Board has not granted any waiver of the Codes in
                   change report(s) filed since the beginning                favour of a Director or executive officer.
                   of most recently completed financial year                 Accordingly, no material change report has been
                   that pertains to any conduct of a                         required or filed.
                   Director or executive officer that
                   constitutes a departure from the code.

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             (c)   describe any steps the board takes to        Yes          The Compensation, Nominating, and Corporate
                   ensure Directors exercise independent                     Governance Committee monitors the disclosure of
                   judgment in considering transactions and                  conflicts of interest by Directors and ensures that no
                   agreements in respect of which a                          Director will vote nor participate in a discussion on
                   Director or executive officer has a                       a matter in respect of which such Director has a
                   material interest.                                        material interest.

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             (d)   describe any steps the board takes to        Yes          The Company's Board of Directors has adopted a
                   encourage and promote a culture of                        Code of Ethics applicable to employees and a Code of
                   ethical business conduct.                                 Conduct applicable to its directors.

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

(1)   Reference is made to the items in Form 58-101F

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CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)               COMPLIANCE      COMMENTS

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
                                                                             This responsibility has been assigned to the
6.      (a)  Describe the process by which the board         Yes             Compensation, Nominating, and Corporate
             identifies new candidates for board                             Governance Committee, which committee is
             nomination                                                      composed of four Directors, all of whom have been
                                                                             affirmatively determined by the Board to be
---------------------------------------------------------------------------- independent. The purpose of the Compensation,
                                                                             Nominating, and Corporate Governance Committee
        (b)  Disclose whether or not the board has a         Yes             is, amongst other things, to identify and recommend
             nominating committee composed entirely                          individuals to the Board for nomination to the Board
             of independent Directors                                        as members of the Board and its committees.

----------------------------------------------------------------------------

        (c)  If the board has a nominating committee,        Yes
             describe the responsibilities, powers and                       The Charter of the Compensation, Nominating, and
             operation of the nominating committee                           Corporate Governance Committee is available on the
                                                                             Company's Web site (www.vasogen.com). A copy
                                                                             may also be obtained upon request to the Vice-
                                                                             President Corporate & Legal Affairs of the Company
                                                                             at its executive office, 2505 Meadowvale Blvd,
                                                                             Mississauga (Ontario) L5N 5S2, telephone (905) 817-
                                                                             2000.

                                                                             For purposes of filling vacancies on the Board, the
                                                                             Compensation, Nominating, and Corporate
                                                                             Governance Committee would recommend nominees
                                                                             to the Board, review the qualifications of prospective
                                                                             members, and determine their relevance taking into
                                                                             consideration current Board composition and the
                                                                             anticipated skills required to round out the
                                                                             capabilities of the Board. Further to this process, on
                                                                             January 10, 2006, the Company announced the
                                                                             appointment of two new Board members, Dr. Ronald
                                                                             Cresswell and Dr. Calvin Stiller.

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7.      (a)  Describe the process by which the board         Yes             The Compensation, Nominating, and Corporate
             determines the compensation for your company's                  Governance Committee reviews and makes
             directors and officers.                                         recommendations to the Board regarding the
                                                                             adequacy and form of the compensation for non-
                                                                             executive Directors to ensure that such compensation
                                                                             realistically reflects the responsibilities and risks
                                                                             involved, without compromising a Director's
                                                                             independence. The Committee regularly reviews the
                                                                             compensation practices of comparable companies
                                                                             with a view to align the Company's non-executive
                                                                             Directors' compensation with a comparator group
                                                                             median. Directors who are executives of the
                                                                             Company receive no additional remuneration for their
                                                                             services as Directors.

                                                                             The Board has appointed the Compensation,
                                                                             Nominating and Corporate Governance Committee
                                                                             and assigned to it responsibility for recommending
                                                                             compensation for the Company's officers to the
                                                                             Board. CEO compensation is approved by the
                                                                             Committee.

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        (b)  Disclose whether or not the board has a         Yes             The Compensation, Nominating and Corporate
             compensation committee composed entirely of                     Governance Committee is comprised of four
             independent Directors                                           Directors, all of whom have been affirmatively
                                                                             determined by the Board to be independent.
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

(1)   Reference is made to the items in Form 58-101F

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CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)                  COMPLIANCE   COMMENTS

------------------------------------------------------------------------------------------------------------------------------------
        (c)   If the board has a compensation committee,        Yes          The Compensation, Nominating and Corporate
              describe the responsibilities, powers and                      Governance Committee Charter is available on the
              operation of the compensation committee                        Company's Web site (www.vasogen.com).   A copy
                                                                             may also be obtained upon request to the Vice-
                                                                             President, Corporate & Legal Affairs of the Company
                                                                             at its executive office, 2505 Meadowvale Blvd,
                                                                             Mississauga (Ontario) L5N 5S2, telephone (905) 817-
                                                                             2000.

                                                                             The duties and responsibilities of the Compensation,
                                                                             Nominating and Corporate Governance Committee
                                                                             include reviewing the compensation principles and
                                                                             practices followed by the Company.

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8.            If the board has standing committees other than   No
              the audit, compensation and nominating
              committees, identify the committees and
              describe their function

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9.            Disclose whether or not the board, its            Yes          The Compensation, Nominating and Corporate
              committees and individual Directors are                        Governance Committee has the responsibility to
              regularly assessed with respect to their                       receive comments from all Directors as to the Board's
              effectiveness and contribution. If                             performance and report annually to the Board with an
              assessments are regularly conducted,                           assessment of the Board's performance. The
              describe the process used for the                              Chairman of the Committee contacts each Director to
              assessments.                                                   discuss the Board and Board Committee performance,
                                                                             as well as individual Director performance. The
                                                                             Chairman then reports the results to the Board of
                                                                             Directors. The Compensation, Nominating and
                                                                             Corporate Governance Committee also monitors the
                                                                             quality of the relationship between management and
                                                                             the Board, in order to recommend ways to improve
                                                                             that relationship.

                                                                             The most recent annual evaluation showed that the
                                                                             Board, Committees, Board Chair, Committee Chairs
                                                                             and individual Directors were effectively fulfilling
                                                                             their responsibilities.
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

(1)   Reference is made to the items in Form 58-101F